Exhibit 99.1

August 14, 2018

Lithium Americas Reports Second Quarter 2018 Financial and Operating Results

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") has announced its financial and operating results for the second quarter ended June 30, 2018.

This news release should be read in conjunction with Lithium Americas’ unaudited condensed consolidated interim financial statements and management's discussion and analysis ("MD&A") for the six months ended June 30, 2018, which are available on Lithium Americas’ website and on SEDAR.

HIGHLIGHTS

Cauchari-Olaroz:

•    Development activities continue as planned with the advancement of detailed engineering, ponds and camp construction, plant design and supply purchases, with Stage 1 production expected to commence in 2020.

•    Engineering for the infrastructure is over 89% complete and, due to certain changes not affecting the overall schedule, is scheduled to be completed during the second half of 2018. Plant design for Phase I shows a progress of 74% on track to issue the first plant construction bid work packages in late 2018.

•    Evaporation ponds construction commenced in early February 2018 and the filling of the ponds is expected to begin in the second half of 2018.  Earth works, production well drilling and hydrological testing are underway.

• $29 million has been advanced to Minera Exar during the first half of 2018 by the Joint Venture partners (including $14.5 million by the Company) in the form of equity contributions and loans.
• There are currently approximately 400 people working in Argentina, including direct employees and contractors.

•    In addition to the scope currently under execution by Hatch Ltd. (“Hatch”) for the detailed engineering of the project, Hatch has also been engaged to provide project controls services to the project.

•    In May 2017, a technical report prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) that summarizes the Stage 1 Definitive Feasibility Study was filed on SEDAR at www.sedar.com and an updated technical report was filed on January 17, 2018.

Lithium Nevada:

•    On June 21, 2018 the Company announced the preliminary PFS results and on August 2, 2018 the Company filed the Preliminary Feasibility Study (“PFS”) for its Thacker Pass lithium project. The PFS, prepared and approved by WorleyParsons Canada Inc., demonstrates a design capacity of 60,000 tonnes per annum (“tpa”) of battery-grade lithium carbonate (“Li2CO3”) with initial production capacity of 30,000 tpa (“Phase 1”) and increasing to 60,000 tpa (“Phase 2”). The PFS contemplates average life of mine (LOM) operating costs of $2,570/t of Li2CO3, net of credits from sulfuric acid and electricity sales. Initial capital costs, including a 19% contingency, are estimated at $581 million for Phase 1, and $478 million for Phase 2. Average annual EBITDA of $520 million ($246 million – Phase 1), after-tax NPV of US$2.6 billion (at an 8% discount rate) and after-tax IRR of 29.3% are projected, assuming a price of US$12,000/t for battery-grade Li2CO3.

•    On April 5, 2018 the Company updated the Measured and Indicated mineral resource at its Thacker Pass project to 6.0 million tonnes of lithium carbonate equivalent (“LCE”) at 2,917 parts per million lithium (“ppm Li”) and the Inferred mineral resource to 2.3 million tonnes of LCE at 2,932 ppm Li. This represents an approximate 80% increase in the Measured and Indicated mineral resource from the Company’s 2016 resource estimate and establishes Thacker Pass as the largest known claystone lithium resource in the United States.

• Lithium Nevada has identified extensions of high-grade (average 3,998 ppm Li) and near-surface lithium mineralization adjacent and northwest of the proposed 2012 pit boundary.
• The Company is considering potential partnership and financing scenarios to advance the Thacker Pass project.

RheoMinerals:

• The sales of RheoMinerals for the six months ended June 30, 2018 were $2.0 million (2017 – $2.8 million).

•    In 2016, RheoMinerals entered into a “Technical Assistance and Royalty Agreement” with Delmon Co. Ltd. in relation to the construction of a manufacturing facility by The Delmon Group of Companies in Saudi Arabia. The plant is undergoing commissioning and product sales from the plant are expected to commence in Q4 2018. Delmon has achieved product certification with the leading Saudi Arabia oil producer, for the organophilic leonardite product, DEL-TROL HT, that will be manufactured at the new facility in Dhahran, Saudi Arabia. Delmon is currently in the process of achieving certification of its product, DEL-GEL organophilic bentonite. The Company is entitled to net profit and gross profit royalties from the future production of the plant.

Finance:

•    In February 2018, the Company filed a final short form base shelf prospectus in each province of Canada, other than the Province of Quebec, to qualify the distribution, from time to time over a 25-month period, of up to $500 million of the Company’s debt and equity securities. The Company also filed a corresponding shelf registration statement with the SEC on Form F-10 under the Multijurisdictional Disclosure System. While the Company has no immediate plans to raise capital, the shelf prospectus provides financial flexibility and the ability to efficiently access capital markets as the Company pursues future growth opportunities in Argentina, Nevada or elsewhere.

•    As at June 30, 2018, the Company had US$31.5 million in cash and cash equivalents.  As a result of the completion of investment agreements with GFL International Co., Ltd. (“Ganfeng”) and The Bangchak Petroleum Public Company Limited in 2017, the Company has a US$205 million credit facility to finance its share of capital expenditures with respect to the Minera Exar. On August 8, 2018 the Company received $5 million on its first drawdown of this credit facility.

Corporate:

•    In January 2018, the Company announced that it had received approval for the listing of its common shares (“Common Shares”) on the NYSE. The Common Shares opened for trading on the NYSE on January 25, 2018.

Subsequent Event:

•    On August 13, 2018 the Company announced that it has entered into agreements to implement several transactions (together, the “Transaction”), pursuant to which, among other things, a subsidiary of SQM has agreed to sell its interest in Minera Exar to a subsidiary of Ganfeng. As a result of the Transaction, Lithium Americas’ interest in the Caucharí-Olaroz project will increase from 50% to 62.5% with Ganfeng holding the remaining 37.5% interest.  In connection with the Transaction, Ganfeng has also agreed to provide Lithium Americas with a new $100 million unsecured, limited recourse, subordinated loan facility. With this new source of financing, the Company expects to have more than sufficient financial resources to fully fund its 62.5% share of Minera Exar’s capital expenditures related to Stage 1 of the Caucharí-Olaroz project.

In addition, Ganfeng has also agreed to provide a loan to Minera Exar to permit Minera Exar to repay $25 million of its outstanding indebtedness to the Company.
The closing of the Transaction is subject to customary closing conditions.

Financial Results:

The following selected financial information is presented in thousands of US dollars, shares in thousands, unless otherwise stated and except per share amounts

The following table summarises the key items that resulted in the decrease in net loss for the three months ended June 30, 2018 (Q2 2018) versus the three months ended June 30, 2017 (Q2 2017), as well as certain offsetting items:

Financial results	Quarter ended June 30,		Change
	2018	2017
	$	$	$
Organoclay sales	855	1,612	(757)
Cost of sales	(1,312)	(1,815)	503
Exploration expenditures	(2,205)	(829)	(1,376)
Organoclay research and development	(141)	(91)	(50)
General and administrative expenses	(3,887)	(1,211)	(2,676)
Share of loss in Joint Venture	(106)	(3,482)	3,376
Stock-based compensation	(1,014)	(2,356)	1,342
Foreign exchange gain/(loss)	876	(1,672)	2,548
Other income/(expense)	285	118	167
Net Loss	(6,649)	(9,726)	3,077

Net loss for the three months ended June 30, 2018 was $6,649 compared to $9,726 for the three months ended June 30, 2017. The decrease in the net loss was mainly attributable to the lower loss from the Joint Venture (as most costs were capitalized in the three months ended June 30, 2018, but expensed during the three months ended June 30, 2017), lower stock-based compensation and higher foreign exchange gain partially offset by higher exploration expenses at the Thacker Pass project and higher general and administrative expenses. Basic and diluted loss per share was $0.08 in Q2 2018 versus $0.15 in Q2 2017.

The organoclay sales in Q2 2018 was $855 (Q2 2017 - $1,612), with related production costs of $1,125 (Q2 2017 - $1,633), depreciation expense of $184 (Q2 2017 - $222), and inventory writedown of $3 (Q2 2017 – reversal of $40) resulting in gross loss from organoclay sales of $457 (Q2 2017 - $203). The decrease in sales is due to the timing of oil drilling products orders which rebounded in July, 2018.

Organoclay research and development costs are consistent from period to period and include costs of operating the research and development team and lab for new organoclay product development.

Exploration expenditures in Q2 2018 of $2,205 (Q2 2017 – $829) include expenditures incurred for the Thacker Pass project. The increase in the Company’s exploration expenditures is mostly due to advancing the Thacker Pass project.

Loss from the Joint Venture in Q2 2018 of $106 (Q2 2017 – $3,482) represents the Company’s share of the Joint Venture losses for the Cauchari-Olaroz project. In July 2017, the Joint Venture’s Cauchari-Olaroz project entered the development phase. Effective July 1, 2017, all costs directly attributable to the project are being capitalized. The Company’s share of the Joint Venture losses decreased in Q2 2018 compared to Q2 2017 as the majority of costs incurred in Q2 2018 were capitalized as project development costs.

Stock-based compensation in Q2 2018 of $1,014 (Q2 2017 - $2,356) is a non-cash expense and consists of the $766 (Q2 2017 - $839) estimated fair value of stock options vested during the period and the $248 (Q2 2017 - $1,517) fair market value of restricted shares. In Q2 2018 the Company granted 21 restricted shares to its employees. The increase in this category was due to vesting of the 2017 stock option grants and restricted share awards to the Company’s employees and officers.

Included in General and Administrative expenses in Q2 2018 of $3,887 (Q2 2017 - $1,211) are:

•    Office and administrative expenses of $314 (Q2 2017 - $163) includes Vancouver, Reno, and Toronto office rent, insurance, IT, telephone, and other related expenses and RheoMinerals’ general office expenses. The increase in this category is mainly due to higher directors’ and officers’ insurance costs as a result of the NYSE listing.

•    Professional fees of $367 (Q2 2017 - $108) consist of legal fees of $218 (Q2 2017 – $20), consulting fees of $64 (Q2 2017 - $12), public relations fees of $3 (Q2 2017 - $31), and accounting fees of $82 (Q2 2017 - $44). Professional fees were higher in Q2 2018 due to increased activities at corporate and Lithium Nevada.

•    Salaries and benefits of $2,183 (Q2 2017 - $525) include salaries, benefits, and bonuses for the Company’s employees and directors’ fees. The increase in salaries and benefits is due to hiring additional employees in the second half of 2017 and Q1 2018 and annual bonuses in Q2 2018.

• Regulatory and filing fees were $524 (Q2 2017 - $42). The increase is due to the costs of listing the Company on the NYSE and filing of the base shelf prospectus on February 7, 2018.

Other Income/expense in Q2 2018 includes a foreign exchange gain of $876 (Q2 2017 – loss of $1,672). The gain was due to the strengthening of the US dollar against the Canadian dollar and a higher US dollar denominated cash balance in the Q2 2018 period. The Company holds most of its cash in US currency.

Other income in Q2 2018 was $285 compared to other income of $118 in Q2 2017. Included in other income in Q2 2018 are $155 in interest income on cash and $264 interest income on the loans to the Joint Venture. Included in other income in Q2 2017 was mainly interest income on cash.

Qualified Person:

The scientific and technical information in this news release has been reviewed and approved by Dr. Rene LeBlanc, a Qualified Person for purposes of NI 43-101 by virtue of his experience, education and professional association.  Mr. LeBlanc is a Senior Chemical Engineering Manager at Lithium Nevada Corp., a wholly-owned subsidiary of the Company. Information on the Company’s data verification and QA / QC procedures is contained in Lithium Americas’ most recently filed press-release dated August 2, 2018 and the current technical reports for the Thacker Pass project, available at www.sedar.com.

About Lithium Americas:

Lithium Americas is developing Caucharí-Olaroz, under construction in Jujuy, Argentina, and on closing of the Transaction will have a 62.5% interest in Cauchari-Olaroz with Ganfeng holding a 37.5% interest. In addition, Lithium Americas owns 100% of the Thacker Pass project (formerly Stage 1 of Lithium Nevada project), and RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1150 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email:    ir@lithiumamericas.com

Website: www.lithiumamericas.com

Forward-looking statements:

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. Such forward-looking information is subject to various risks and uncertainties. Forward-looking information in this news release includes, but is not limited to, statements with respect to development activities, the achievement of technical and development milestones, ability to fund Cauchari-Olaroz project, commencement of production at Cauchari-Olaroz, the potential for partnership and financing scenarios for the Thacker Pass project, and completion of the transactions related to the sale by SQM of its interest in Minera Exar to a subsidiary of Ganfeng. Forward looking information is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information, including, but not limited to, risks and uncertainties related to whether there will ever be production at the Company’s mineral properties, geological, technical, drilling or processing problems, environmental liabilities and risks inherent in mineral extraction operations, lack of availability of additional financing, and obtaining regulatory approvals in a timely manner, or at all. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.